

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 19, 2017

<u>Via E-mail:</u>
Bryan R. McKeag
Chief Financial Officer
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001

Re: Heartland Financial USA, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed March 11, 2016
    File No. 001-15393

Dear Mr. McKeag:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Stephanie L. Sullivan

                                    Stephanie L. Sullivan
                                    Senior Technical and Policy Advisor
                                    Office of Financial Services